November 4, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4628

Attention: Pamela Howell

Re:                             Golden Minerals Company

Registration Statement on Form S-3

Filed September 30, 2014

Amendment Filed October 24, 2014

File No. 333-199026

Dear Ms. Howell:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Golden Minerals Company (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Daylight Time on Wednesday, November 5, 2014, or as soon thereafter as practicable.

The Company acknowledges that:

•                  should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Deborah Friedman of Davis Graham & Stubbs LLP at (303) 892-7499 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Robert P. Vogels

ROBERT P. VOGELS
Senior Vice President and Chief Financial Officer

cc:                                Hillary Daniels

John Reynolds